UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc today announced that it has executed an underwriting agreement with respect to the public offering announced on September 18, 2003, for the sale by the Company of 5,000,000 common shares at a price of US$43.75 per share (CDN$59.01 per share).

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: September 26, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

Form 53-901F
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Friday, September 26, 2003

Item 3

Press Release

A press release providing notice of the material change was issued on September 26, 2003.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc today announced that it has executed an underwriting agreement with respect to the public offering announced on September 18, 2003, for the sale by the Company of 5,000,000 common shares at a price of US$43.75 per share (CDN$59.01 per share).

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:       David M. Hall, Chief Financial Officer
Telephone:   (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated at the City of Vancouver, in the Province of British Columbia, this 26th day of September, 2003.

Angiotech Pharmaceuticals, Inc.

By:

/s/ David M. Hall
DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
September 26, 2003

ANGIOTECH PRICES PUBLIC OFFERING

Vancouver, BC — Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), today announced that it has executed an underwriting agreement with respect to the public offering announced on September 18, 2003, for the sale by the Company of 5,000,000 common shares at a price of US$43.75 per share (CDN$59.01 per share).  Gross proceeds of this offering will be US$218,750,000 (CDN$295,050,000).  If the underwriters fully exercise their over-allotment option of 750,000 common shares, gross proceeds will be US$251,562,500 (CDN$339,307,500).

The underwriting syndicate for the offering was coordinated globally by Merrill Lynch & Co.  Lehman Brothers and Merrill Lynch & Co. served as joint U.S. and international bookrunners and BMO Nesbitt Burns Inc. and Credit Suisse First Boston Canada Inc. served as joint Canadian bookrunners for the offering.

The proceeds from the offering are expected to be used to fund Angiotech's clinical studies, research and product development, working capital and general corporate purposes, including acquisitions.

Closing of the offering is expected before the commencement of trading on the Nasdaq National Market and the TSX on October 1, 2003.

A registration statement on Form F-10 relating to the common shares being offered has been filed by Angiotech with the United States Securities and Exchange Commission.

This press release is neither an offer to sell nor a solicitation of an offer to buy the common shares being offered, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

A copy of the supplemented prospectus relating to the offering may be obtained by contacting the underwriters or:

Mr. Ian Harper

Director, Investor Relations

1618 Station Street

Vancouver, BC V6A 1B6

Canada

Telephone: 604-221-7676

Angiotech is in the business of enhancing the performance of medical devices and surgical implants through the innovative use of pharmacotherapeutics.

Statements in this press release regarding the offering of Angiotech common shares and the expected use of the proceeds from such offering and any other statements, managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects", "estimates" and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the failure of Angiotech to complete the proposed offering or the failure to allocate the proceeds of the proposed offering effectively or use the proceeds beneficially, other factors referenced in Angiotech's regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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